UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 20, 2009
Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on May 19, 2009, entitled "Annual general meeting held in StatoilHydro ASA”.

Annual general meeting held in StatoilHydro ASA

The ordinary general meeting in StatoilHydro ASA (OSE: STL, NYSE: STO) resolved on 19 May 2009 to adopt the annual report and accounts for StatoilHydro ASA for 2008, as proposed by the board of directors.

The proposal for the allocation of net income, including distribution of a total dividend of NOK 7.25 per share, of which NOK 2.85 per share is special dividend, was also adopted. The dividend applies to those who were shareholders on 19 May 2009 with expected payment 3 June 2009.

Statoil Hydro’s shares listed on the Oslo Stock Exchange (Oslo Børs) will be traded ex dividend as of 20 May 2009. American Depository Shares (ADS) listed on the New York Stock Exchange will be traded ex dividend as of 20 May 2009.

The ordinary general meeting approved the nomination committee’s proposal of a new deputy member to the corporate assembly.

The ordinary general meeting approved the board’s declaration on remuneration for top management. It also approved the compensation to the company’s auditor.

The ordinary general meeting also authorised the board to repurchase own shares for implementation of the employee share saving plan in accordance with the board’s proposal.

The ordinary general meeting approved amendment of the articles of association. “The Company’s name is Statoil ASA. The Company is a Public Limited Company. The object of Statoil ASA is to engage in exploration, production, transportation, refining and marketing of petroleum, petroleum-derived products, and other forms of energy, as well as engaging in other business. The activities may also be carried out through participation in or cooperation with other companies.”

A shareholder proposed that StatoilHydro should withdraw from tar sands activities in Canada. The proposal was not adopted.

Please find the complete minutes of the ordinary general meeting is presented below.

MINUTES OF MEETING OF THE ORDINARY GENERAL MEETING OF STATOILHYDRO ASA 19 MAY 2009

The ordinary general meeting of StatoilHydro ASA was held on 19 May 2009 at the IB centre, StatoilHydro, Forus, Stavanger, Norway.

The chair of the board, the chair of the corporate assembly, the President and CEO and the company’s auditor were in attendance.

The following issues were on the agenda:

1. OPENING OF THE ANNUAL GENERAL MEETING BY THE CHAIR OF THE CORPORATE ASSEMBLY
Olaug Svarva, chair of the corporate assembly, opened the meeting.

2. ELECTION OF A CHAIR OF THE MEETING
Olaug Svarva, chair of the corporate assembly, was elected chair of the meeting.

3. APPROVAL OF THE NOTICE AND THE AGENDA
The notice and agenda were approved.

4. REGISTRATION OF ATTENDING SHAREHOLDERS AND PROXIES
A list of shareholders represented at the ordinary general meeting, either by person or by proxy, is attached as appendix 1 to these minutes.

5. ELECTION OF TWO PERSONS TO CO-SIGN THE MINUTES TOGETHER WITH THE CHAIR OF THE MEETING
Johan A. Alstad and Gunnar Sletvold were elected to co-sign the minutes with the chair of the meeting.

6. APPROVAL OF THE ANNUAL ACCOUNTS AND THE BOARD OF DIRECTOR’S REPORT FOR STATOILHYDRO ASA AND THE STATOILHYDRO GROUP FOR 2008, INCLUDING THE BOARD OF DIRECTOR’S PROPOSAL FOR THE DISTRIBUTION OF DIVIDEND
The chair of the meeting reminded that the annual report and accounts, the auditor’s report and the recommendation from the corporate assembly, were enclosed with the notice of the ordinary general meeting.

The general meeting adopted the following resolution

The annual accounts and the annual report for 2008 for StatoilHydro ASA and the StatoilHydro group are approved.

A dividend of in total NOK 7.25 per share, consisting of an ordinary dividend of NOK 4.40 per share and a special dividend of NOK 2.85 per share, is distributed. The dividend accrues to the shareholders as of 19 May 2009. Expected payment of dividends is 3 June 2009.

7. APPROVAL OF REMUNERATION FOR THE COMPANY’S AUDITOR
Remuneration to the auditor for 2008 of NOK 25,222,778 for StatoilHydro ASA was approved.

8. ELECTION OF ONE DEPUTY MEMBER TO THE CORPORATE ASSEMBLY
The general meeting adopted, in accordance with the recommendation from the nomination committee, the following resolution:

Arthur Sletteberg is elected deputy member of the corporate assembly in StatoilHydro ASA for the period up to the ordinary general meeting of shareholders in 2010.

9. STATEMENT ON STIPULATION OF SALARY AND OTHER REMUNERATION TO EXECUTIVE MANAGEMENT
Svein Rennemo, the chair of the board, gave a presentation of the board’s statement for remuneration of the executive management, included in note 3 to the annual accounts for Statoil Hydro ASA, prepared in accordance with accounting principles generally accepted in Norway (NGAAP).

The general meeting gave its approval of the board’s statement on stipulation of salary and other remuneration for the executive management.

10. AUTHORISATION TO ACQUIRE STATOILHYDRO SHARES IN THE MARKET IN ORDER TO CONTINUE IMPLEMENTATION OF THE SHARE SAVING PLAN FOR EMPLOYEES
In accordance with the proposal of the board, the general meeting adopted the following resolution:

“The board of directors is authorised on behalf of the company to acquire StatoilHydro shares in the market. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 15,000,000. Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the StatoilHydro group as part of the group’s share saving scheme, as approved by the board of directors. The minimum and maximum amount that may be paid per share will be NOK 50 and 500 respectively.

The authorisation is valid until the next annual general meeting, but not beyond 30 June 2010.

This authorisation replaces the previous authorisation to acquire own shares for implementation of the share saving scheme for employees granted by the annual general meeting on 20 May 2008.”

11. AMENDMENT OF THE ARTICLES OF ASSOCIATION
The general meeting adopted, in accordance with the board’s proposal, the following resolution regarding amendment of section 1 of the Articles of Association (new text has been underlined):

“The Company’s name is Statoil ASA. The Company is a Public Limited Company.

The object of Statoil ASA is to engage in exploration, production, transportation, refining and marketing of petroleum, petroleum-derived products, and other forms of energy, as well as engage in other business. The activities may also be carried out through participation in or cooperation with other companies.”

The board of directors is authorised to decide the date for implementation of the amended articles of association, but the date must be no later than 1 January 2010.

12. PROPOSAL FROM SHAREHOLDER
A shareholder had proposed that “StatoilHydro shall withdraw from tar sands activities in Canada.” The proposal was not adopted.

* * * * *

There were no further matters for discussion and the annual general meeting was closed.

Stavanger, 19 May 2009
___ (Signed.)___	___ (Signed.)___	____(Signed.)___
Olaug Svarva	Johan A. Alstad	Gunnar Sletvold

Appendices to these minutes with details of the shares represented at the general meeting and voting result are available on the company’s website.

Contacts:

Media:
Ola Morten Aanestad, vice president for media relations: + 47 48 08 02 12
Investor relations:
Lars Troen Sørensen, senior vice president for IR: + 47 90 64 91 44
Geir Bjørnstad, vice president, US investor relations: +1 203 978 69 50

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: May 19, 2009	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer